SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           KOLL REAL ESTATE GROUP, INC.
                                 (Name of Issuer)


                  Class A Common Stock, par value $.05 per share
                          (Title of Class of Securities)

                                    500434105
                                  (CUSIP Number)


                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 499 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                   May 17, 1994
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




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         CUSIP No. 500434105

          (1)  Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

                Mentor Partners, L.P.        06-126-0469

          (2)  Check the Appropriate Row if a Member of a Group
               (a)
               (b) X

          (3)  SEC Use Only

          (4)  Sources of Funds
                 WC
          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

          (6)  Citizenship or Place of Organization
                 Delaware

                              (7)  Sole Voting Power
                                          5,010,000 shares

               Number of
               Shares
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting                  5,010,000 shares
               Person With

                             (10)  Shared Dispositive Power

         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person   5,010,000 shares

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

         (13)  Percent of Class Represented by Amount in Row (11)
                 Approximately 10.5%

         (14)  Type of Reporting Person
                  PN










                                      -2-
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                   Item 1.  Security and Issuer.


                   This statement relates to the Class A Common Stock,

         par value $.05 per share (the "Shares"), of Koll Real Estate

         Group, Inc., a Delaware corporation (the "Company").  The

         Company's principal executive offices are located at 4343 Von

         Karman Avenue, Newport Beach, California 92660.


                   Item 2.  Identity and Background.


                   This statement is filed on behalf of Mentor Part-

         ners, L.P., a Delaware limited partnership (the "Partner-

         ship").  The general partner of the Partnership is WTG & Co.,

         L.P., a Delaware limited partnership (the "General Partner")

         and the general partner of the General Partner is D. Tisch &

         Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (col-

         lectively with D. Tisch & Co. and the General Partner, the

         "Control Persons").


                   The address of the principal offices and principal

         business of the Partnership and each of the Control Persons is 499 Park Avenue, New York, New York 10022.  Daniel R.

         Tisch, President and sole Director of D. Tisch & Co., is a

         United States citizen.


                   The Partnership's principal business is investment

         in securities, primarily in connection with "merger" (or

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         "risk") arbitrage and, to a lesser extent, classic arbitrage,

         including convertible securities arbitrage.  The principal businesses of the General Partner are acting as investment advisor with respect to certain managed accounts and serving as the general partner of the Partnership.  The sole business of D. Tisch & Co. is serving as the general partner of the

         General Partner, and other than such service, D. Tisch & Co.

         has no investment or operating history of any kind.


                   Neither the Partnership nor, to its best knowledge,

         any of the Control Persons has during the last five years:

         (i) been convicted in a criminal proceeding (excluding traf-

         fic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                   Item 3.  Source and Amount of Funds or Other
                            Consideration.


                   The $1,241,687.50 used by the Partnership to pur-

         chase the Shares and the Series A Convertible Redeemable Pre-

         ferred Stock, par value $.01 per share (the "Preferred

         Stock"), came from the Partnership's working capital, which


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         may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts.  All of the Shares acquired by the Partnership were purchased in the ordinary course of the Partnership's business.


                   Item 4.  Purpose of Transaction.


                   The Partnership acquired the Shares and the Pre-

         ferred Stock for investment purposes, and only in the ordi-

         nary course of business.


                   In the ordinary course of business, the Partnership

         from time to time evaluates its holdings of securities, and based on such evaluation, the Partnership may determine to acquire or dispose of securities of specific issuers.


                   Neither the Partnership nor, to its knowledge, any

         Control Person has any present plans or intentions which

         would result in or relate to any of the transactions describ-

         ed in subparagraphs (a) through (j) of Schedule 13D.


                   Item 5.  Interest in Securities of the Issuer.


                   (a)  The Partnership beneficially owns an aggregate

         of 5,010,000 Shares, including 750,000 Shares owned directly by the Partnership and 4,260,000 shares of Preferred Stock owned directly by the Partnership which will become

         convertible into Shares on July 16, 1994.  The Shares and


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         Preferred Stock beneficially owned by the Partnership are

         approximately 10.5% of the Shares outstanding on April 30,

         1994, including for purposes of this calculation 43,319,703

         Shares oustanding as reported in the Company's Quarterly

         Report on 10-Q for the quarter ended March 31, 1994 filed

         with the Securities and Exchange Commission and dated May 13,

         1994, and, pursuant to Securities and Exchange Commission

         Rule 13d-3(d)(1)(i), 17 C.F.R.   240.13d-3(d)(1)(i), the

         Preferred Stock owned by the Partnership.


                   Except as set forth herein, neither the Partnership

         nor, to its best knowledge, any Control Person beneficially owns any Shares.


                   (b)  The Partnership (through the Control Persons)

         has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership as set forth in Item

         5(a) above.


                   (c)  No transactions in the Shares have been ef-

         fected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.


                   (d)  Neither the Partnership nor, to its best know-

         ledge, any Control Person has or knows any other person who has the right to receive or the power to direct the receipt




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         of dividends from, or the proceeds from the sale of, any

         Shares beneficially owned by the Partnership.


                   (e)  Not applicable.


                   Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to
                            Securities of the Issuer.


                   Other than as set forth above, there are no con-

         tracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein.



























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                                   SIGNATURE


                   After reasonable inquiry and to the best of my

         knowledge and belief, I certify that the information set

         forth in this statement is true, complete and correct.


                   Dated:  June 13, 1994



                                            MENTOR PARTNERS, L.P.


                                            By: /s/ Daniel R. Tisch
                                                Daniel R. Tisch
                                                Authorized Signature































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